Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

The following are the direct and indirect subsidiaries of Carvana Co. as of December 31, 2020:

Subsidiary	Jurisdiction of Organization
Carvana Co. Sub LLC	Delaware
Carvana Group, LLC	Delaware
Carvana, LLC	Arizona
Car360, Inc.	Delaware
Carvana Receivables Depositor LLC	Delaware
Carvana RR I, LLC	Delaware
Carvana RR II, LLC	Delaware
SPVANA I, LLC	Delaware
SPVANA II, LLC	Delaware